VIA EDGAR

October 5, 2022

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Thomas Jones and Anne Parker

Re:	ReTo Eco-Solutions, Inc.
Registration Statement on Form F-3
Filed August 26, 2022
File No 333-267101

Dear Mr. Jones and Ms. Parker:

ReTo Eco-Solutions, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 20, 2022, regarding the Registration Statement on Form F-3 (the “Registration Statement”) filed with the Commission on August 26, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form F-3 filed August 26, 2022

Cover Page

1.	Please revise the cover page to disclose that the company has received a written notification from the Nasdaq Stock Market LLC on June 3, 2022, notifying the company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Rules for continued listing on the Nasdaq. Also disclose that to regain compliance, the company’s ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days.

In response to the Staff’s comment, we have revised the disclosure on cover page of the Amended Registration Statement.

Conventions that apply to this Prospectus, page ii

2.	Please refer to the sixth bullet point, which includes a definition for China or PRC. Please remove the exclusion of Hong Kong and Macau from the definition.

We respectfully advise the Staff that we do not currently have any material assets or operations in either Hong Kong or Macau nor do we intend to conduct any businesses at either place in the near future. In addition, substantially all of our assets are located in mainland China and substantially all of our operations are conducted in mainland China. As such, we believe it is appropriate to exclude Hong Kong and Macau from the definition of China because the law, regulations and rules in Hong Kong or Macau are generally not applicable to us and to the extent they are, we would have included relevant disclosure in the Registration Statement and other filings with the Commission. The China (which refers to mainland China in the Registration Statement and excludes Hong Kong, Macau and Taiwan) related disclosure, including PRC law, regulations and rules as well as political, legal and operational risks, as it currently stands, is only applicable to mainland China.

Corporate Structure, page 12

3.	Please revise to increase the font size of the corporate structure diagram so that it is readable. Also, identify the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted.

In response to the Staff’s comment, we have revised the diagram and disclosure on pages 12 and 13 of the Amended Registration Statement.

Risks Related to Doing Business in China, page 15

4.	Please revise to include specific cross-references for each of the risks discussed in the bullet points in this section to the more detailed discussion of these risks in the prospectus and the 2021 Annual Report which is incorporated by reference.

In response to the Staff’s comment, we have revised the disclosure on pages 14-20 of the Amended Registration Statement.

5.	Please expand the disclosure in this section to include a bullet point that discusses that rules and regulations in China can change quickly with little advance notice.

In response to the Staff’s comment, we have revised the disclosure on pages 15 and 27 of the Amended Registration Statement.

Risk Factors, page 22

6.	We note you have included redundant risk factors regarding: (1) uncertainties regarding the interpretation and enforcement of PRC laws on pages 23 and 26; and (2) PRC regulation on loans on pages 24-25 and on page 27. Please revise to eliminate the redundant disclosure.

In response to the Staff’s comment, we have eliminated the redundant disclosure on pages 24-28 of the Amended Registration Statement.

7.	We note your disclosure about the CAC in the risk factor on page 12 of your Annual Report on Form 20-F for the fiscal year ended December 31, 2021, including the disclosure that the company “cannot assure you that the CAC will reach the same conclusion as our PRC counsel.” Please discuss in greater detail the risk that the company may become subject to the CAC and the impact on your operations.

In response to the Staff’s comment, we have revised the disclosure on pages 5-7 and 25-26 of the Amended Registration Statement.

8.	To the extent that you are impacted by the conflict in the Ukraine (which we note you mentioned on page 11 in your Registration Statement on Form F-1 amended on November 8, 2021), please revise to provide more specific disclosures about the legal and operational risks, as well as the impact on your results of operations, as a result of such invasion. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues issued by the Staff in May 2022.

In response to the Staff’s comment, we have revised the disclosure on pages 16 and 33-34 of the Amended Registration Statement.

9.	Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items;
●	experience higher costs due to constrained capacity or increased commodity prices;
●	experience surges or declines in demand for which you are unable to adequately adjust your supply;
●	be exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension; or
●	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing conflict.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

In response to the Staff’s comment, we have revised the disclosure on pages 16 and 33-34 of the Amended Registration Statement.

The PRC government’s significant oversight over our business operation, page 23

10.	Please expand the disclosure in the second sentence of this risk factor to clarify that the PRC government has significant oversight and discretion over the conduct of your business and may intervene or influence your operations at any time which could result in a material adverse change in your operation and/or the value of your securities.

In response to the Staff’s comment, we have revised the disclosure on pages 2, 15, and 28 of the Amended Registration Statement.

Offer Statistics and Expected Timetable, page 34

11.	Please clarify whether you intend to offer securities that have a maximum aggregate offering price of US$100,000,000 as indicated here or US$200,000,000 as indicated elsewhere in the prospectus.

In response to the Staff’s comment, we have revised the disclosure on page 38 of the Amended Registration Statement.

Legal Matters, page 51

12.	Please reconcile the disclosure in this section that the validity of the debt securities and warrants will be passed upon for the company by Ellenoff Grossman & Schole LLP and the validity of the common shares will be passed upon for the company by Mourant Ozannes with the opinion of Mourant Ozannes filed as exhibit 5.1 regarding the company’s ordinary shares, warrants, debt securities, rights and units.

In response to the Staff’s comment, we have revised the disclosure on page 50 of the Amended Registration Statement.

***

We thank you for your review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Wei Wang, Esq., at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

cc:	Wei Wang, Esq.
Ellenoff Grossman & Schole LLP

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